Exhibit 3

Tesoro Logistics GP, LLC
19100 Ridgewood Parkway
San Antonio, TX 78259
210 626 4280
210 745 4494 Fax

July 20, 2017

Michael Linn

Chairman of the Conflicts Committee of the Board

212 N. Clark Street

El Paso, Texas 79905

Dear Michael:

Tesoro Logistics LP (“TLLP”) is pleased to submit this non-binding preliminary proposal to acquire Western Refining Logistics, LP (“WNRL”) in an all-stock transaction with an exchange ratio of 0.4906 TLLP common units for each WNRL common unit. This exchange ratio represents an attractive 9.7% premium to the exchange ratio as of November 16, 2016, one day prior to the announcement of Tesoro Corporation’s acquisition of Western Refining, Inc., and a 5.9% premium to the exchange ratio as of April 13, 2017, the last trading day prior to TLLP’s April 17, 2017 13-D filing. We believe our proposal outlined below offers WNRL unitholders a compelling combination of value, reliability and certainty.

The following is a summary of the key elements of our proposal:

•	Purchase Price. This proposal is an all stock offer, with an exchange ratio of 0.4906 TLLP common units for each WNRL common unit.

•	Transaction Structure. We expect to effect the transaction through a merger of a newly formed TLLP subsidiary into WNRL, with WNRL surviving as a wholly owned subsidiary of TLLP. Additionally, we expect to acquire the general partner interest in WNRL through the merger of another newly formed TLLP subsidiary into Western Refining Logistics GP, LLC (“WNRL GP”), with WNRL GP surviving as a wholly owned subsidiary of TLLP.

•	Voting Agreement. As the owner of the majority of the outstanding limited partner interests in WNRL, we expect TSO to enter into a customary support agreement to vote for the proposed transaction.

•	Other Conditions. Our proposal remains subject to the negotiation and execution of satisfactory definitive acquisition documentation. We expect that completion of the acquisition will be subject to conditions and approvals customary for a transaction of this type.

This letter will be promptly filed and disclosed to the public in accordance with applicable securities regulations. This letter is non-binding and does not, and is not intended to, impose any legal obligations on us. Only definitive acquisition documentation with respect to the proposed transaction shall have any legal effect.

We hope this proposal conveys our sincere interest in moving forward expeditiously. We look forward to working with you and hearing the committee’s thoughts regarding our proposal. Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Gregory J. Goff Gregory J. Goff
Chairman and Chief Executive Officer